Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 22 DATED APRIL 16, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – Harbor Camel, LLC

On April 9, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,000,000, (the “HC Senior Loan”). The Borrower, Harbor Camel, LLC, a California limited liability company (“HC”), used the loan proceeds to acquire approximately 30,000 square feet of land located at 111 N. Harbor Blvd., San Pedro, CA 90731 (the “HC Property”). The HC Property is composed of eight parcels, which are improved with one commercial building and one billboard, which will be delivered occupied upon closing. HC plans to proceed through entitlement and permitting in order to develop an approximately 120-unit multifamily building.

HC is managed by the principals of Urban Stearns, Shy Cohen and Lee Rubinoff (the “Sponsors”). Since inception, the Sponsors and their team have developed over 1,500 multifamily units in California at an estimated value of over $50 million.

On the original closing date of the HC Senior Loan, HC was capitalized with approximately $1,400,000 of equity capital from the Sponsors.

The HC Senior Loan bears an interest rate of 9.75% per annum, with an amount equal to 9.75% per annum paid current on a monthly basis through the maturity date, April 9, 2020 (the “HC Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the HC Senior Loan amount, paid directly by HC.

HC has the ability to extend the HC Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and HC will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.75%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the HC Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 76.9%. The LTPP ratio is the amount of the HC Senior Loan divided by the land purchase price. As of its closing date, the HC Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 71.4%. The LTV ratio is the amount of the HC Senior Loan divided by the March 2019, third-party appraised value of the HC Property. There can be no assurance that such value is correct.

The HC Property is located in San Pedro, CA. The HC Property is approximately 0.5 mile south of Downtown San Pedro and approximately 23 miles south of Downtown Los Angeles. The HC Property is within close proximity to the new San Pedro Public Market development and the Port of Los Angeles.

As the HC Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.